Exhibit 99.1

2016 THIRD QUARTER RESULTS

CNH Industrial 2016 third quarter revenues of $5.7 billion, with net income of $39 million and net industrial debt of $2.7 billion at quarter-end

Financial results presented under U.S. GAAP(1)

•	Adjusted net income(2)(3) was $68 million in the third quarter of 2016, with adjusted diluted EPS(2) of $0.05

•	Operating profit(2) of Industrial Activities was $248 million in the third quarter of 2016, with operating margin of 4.5%; year-over-year operating profit and margin improvements were achieved in Agricultural Equipment, Powertrain and Commercial Vehicles

•	In the quarter the Company repurchased $450 million in principal amount of 7.875% Notes due 2017, and issued $600 million in principal amount of 4.50% Notes due 2023

•	CNH Industrial announced today its agreement to acquire the agricultural grass and soil implement business of Kongskilde Industries to expand its offering in tillage, seeding and hay & forage segments

•	Full year guidance reaffirmed

Summary of Results ($ million except EPS)

Nine Months Ended September 30,				Three Months Ended September 30,
2016	2015	Change		2016	2015	Change
17,874	18,768	-4.8%	Revenues	5,749	5,850	-1.7%
(345)	17	-362	Net income (loss)	39	(128)	167
285	212	73	Adjusted net income	68	38	30
(0.25)	0.02	-0.27	Basic EPS ($)	0.03	(0.09)	0.12
(0.25)	0.02	-0.27	Diluted EPS ($)	0.03	(0.09)	0.12
0.21	0.16	0.05	Adjusted diluted EPS ($)	0.05	0.03	0.02

London (UK) – (October 31, 2016) CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) today announced consolidated revenues of $5,749 million for the third quarter of 2016, down 1.7% compared to the third quarter of 2015. Net sales of Industrial Activities were $5,461 million for the third quarter of 2016, down 1.6% compared to the third quarter of 2015. Reported net income was $39 million in the third quarter, and includes a charge of $38 million ($24 million net of tax impact) related to the repurchase of a portion of the Case New Holland Industrial Inc. 7.875% Notes due 2017. Adjusted net income was $68 million for the quarter, up 79% compared to the third quarter of 2015.

Operating profit of Industrial Activities was $248 million for the third quarter of 2016, in line with the third quarter of 2015, with an operating margin of 4.5%. “Our third quarter results were consistent with our expectations,” said Richard Tobin, Chief Executive Officer of CNH Industrial. “Despite the challenging demand environment in our agricultural equipment business we have been able to increase our comparable profit margin for the quarter in the segment as a result of proactive cost control measures, and improved equipment demand in Latin America. Our commercial vehicles business continues to gain market share in Europe as our new vehicle product launches continue to gain traction in the market.”

(1)	CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and EU-IFRS. The tables and discussion related to the financial results of the Company and its segments shown in this press release are prepared in accordance with U.S. GAAP. Financial results under EU-IFRS are shown in specific tables at the end of this press release.
(2)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.
(3)	Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between “Net income (loss)” and “Adjusted net income”.

CNH Industrial N.V.

Corporate Office:

25 St. James’s Street

London, SW1A 1HA

United Kingdom

2016 THIRD QUARTER RESULTS

The effective tax rate was 55.2% for the third quarter of 2016. Excluding the impact of the exceptional non-tax deductible charge of $551 million incurred in the first half of 2016 following finalization of the European Commission settlement, and the impact of the inability to record deferred tax assets on losses in certain jurisdictions, the effective tax rate year-to-date was 34%, in line with the Company’s long-term effective tax rate objective of between 34% to 36%.

Net industrial debt(1) was $2.7 billion at September 30, 2016, a $0.5 billion increase compared to June 30, 2016 primarily attributable to non-inventory related timing differences in the production cycle and their impact on net working capital. Total debt of $26.3 billion at September 30, 2016, was in line with June 30, 2016 and December 31, 2015. As of September 30, 2016, available liquidity(1) was $8.9 billion, up $0.1 billion compared to June 30, 2016 and down $0.4 billion compared to December 31, 2015.

During the quarter, the Company issued $600 million in aggregate principal amount of 4.50% Notes due 2023. In addition, the Company repurchased $450 million of the outstanding 7.875% Notes due 2017 issued by its subsidiary Case New Holland Industrial Inc. The $38 million one-off charge related to the repurchase will be more than offset by interest cost savings achieved through the remaining term of the 2017 Notes.

“We have had some very positive developments in the quarter,” said Richard Tobin. “We demonstrated our commitment to technological advancement and Precision Farming with our autonomous tractor concept vehicle at Farm Progress in August. Today we have announced our agreement to acquire the tillage, seeding and hay and forage segments of Kongskilde Industries. Furthermore, we announced a new exclusive alliance with Hyundai Heavy Industries in the mini-excavator segment which will become operational in the first quarter of 2017, and CNH Industrial was confirmed Industry Leader for the sixth consecutive year by the Dow Jones Sustainability Indices. We are effectively managing our businesses through some challenging market conditions by reducing our structural costs, retaining our leading market share positions and positioning ourselves to take full advantage of opportunities as they arise in the cycle.”

Segment Results

CNH INDUSTRIAL

Revenues by Segment ($ million)

Nine Months Ended September 30,					Three Months Ended September 30,
2016	2015	% change	% change excl. FX(1)		2016	2015	% change	% change excl. FX(1)
7,291	8,043	-9.3	-7.8	Agricultural Equipment	2,359	2,431	-3.0	-3.4
1,726	1,933	-10.7	-9.4	Construction Equipment	595	591	0.7	0.5
6,754	6,696	0.9	2.6	Commercial Vehicles	2,114	2,189	-3.4	-3.7
2,755	2,648	4.0	4.6	Powertrain	850	800	6.3	5.9
(1,539)	(1,512)	—	—	Eliminations and other	(457)	(462)	—	—

16,987	17,808	-4.6	-3.1	Total Industrial Activities	5,461	5,549	-1.6	-1.9
1,173	1,226	-4.3	-2.2	Financial Services	386	390	-1.0	-2.9
(286)	(266)	—	—	Eliminations and other	(98)	(89)	—	—

17,874	18,768	-4.8	-3.2	Total	5,749	5,850	-1.7	-2.0

(1)	“Change excl. FX” or “constant currency” is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

2016 THIRD QUARTER RESULTS

CNH INDUSTRIAL

Operating Profit (loss)(1) by Segment ($ million)

Nine Months Ended September 30,						Three Months Ended September 30,
2016 Profit	2015 Profit	$ change	2016 Margin	2015 Margin		2016 Profit	2015 Profit	$ change	2016 Margin	2015 Margin
546	604	-58	7.5%	7.5%	Agricultural Equipment	155	137	18	6.6%	5.6%
32	72	-40	1.9%	3.7%	Construction Equipment	1	37	-36	0.2%	6.3%
202	128	74	3.0%	1.9%	Commercial Vehicles	64	60	4	3.0%	2.7%
171	124	47	6.2%	4.7%	Powertrain	52	35	17	6.1%	4.4%
(72)	(59)	-13	—	—	Eliminations and other	(24)	(24)	—	—	—

879	869	10	5.2%	4.9%	Total Industrial Activities	248	245	3	4.5%	4.4%
363	397	-34	30.9%	32.4%	Financial Services	114	128	-14	29.5%	32.8%
(244)	(227)	-17	—	—	Eliminations and other	(84)	(85)	1	—	—

998	1,039	-41	5.6%	5.5%	Total	278	288	-10	4.8%	4.9%

(1)	Operating profit of Industrial Activities (a non-GAAP financial measure) is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating profit of Financial Services (a non-GAAP financial measure) is defined as revenues less selling, general and administrative expenses, interest expense and certain other operating expenses.

Agricultural Equipment’s net sales decreased 3.0% for the third quarter of 2016 compared to the third quarter of 2015 (down 3.4% on a constant currency basis), as a result of unfavorable industry volume and product mix in the row crop sector in NAFTA and unfavorable industry volume in the small grain sector in EMEA. Net sales of specialty tractors in EMEA remain strong. Net sales increased in LATAM due to market improvements in Brazil and Argentina, and slightly decreased in APAC due to lower market demand in China, while Australia continues to improve.

Operating profit was $155 million for the third quarter of 2016 ($137 million in the third quarter of 2015). The increase was primarily due to net price realization and lower material costs, partially offset by unfavorable volume, including fixed cost absorption, and unfavorable product mix in NAFTA and EMEA. Operating margin increased 1.0 p.p. to 6.6%.

Construction Equipment’s net sales increased 0.7% for the third quarter of 2016 compared to the third quarter of 2015 (up 0.5% on a constant currency basis), driven by favorable volume in APAC, partially offset by lower sales in NAFTA.

Operating profit was $1 million in the third quarter of 2016 compared to $37 million in the third quarter of 2015, as a result of unfavorable market mix and product mix and negative price realization primarily in NAFTA, partially mitigated by cost containment actions.

Commercial Vehicles’ net sales decreased 3.4% for the third quarter of 2016 compared to the third quarter of 2015 (down 3.7% on a constant currency basis), primarily as a result of lower volume in all ranges in LATAM mainly due to continuing deterioration of market conditions in Brazil and the Euro V pre-buy impact in the Argentinian market in the second half of 2015. Net sales were flat in EMEA as a volume increase in trucks was offset by decreases in buses and specialty vehicles.

2016 THIRD QUARTER RESULTS

Operating profit was $64 million for the third quarter of 2016 ($60 million in the third quarter of 2015), with an operating margin of 3.0% (up 0.3 p.p. compared to the third quarter of 2015). The increase was due to positive pricing and manufacturing efficiencies in EMEA trucks and buses, partially offset by lower volume in the specialty vehicle business. In LATAM, market conditions remained challenging primarily in Brazil. In APAC, operating profit improved mainly as a result of positive pricing.

Powertrain’s net sales increased 6.3% in the third quarter of 2016 compared to the third quarter of 2015 (up 5.9% on a constant currency basis) due to higher volumes primarily in on-road engine applications. Sales to external customers accounted for 48% of total net sales (44% in the third quarter of 2015).

Operating profit was $52 million for the third quarter of 2016, a $17 million increase compared to the third quarter of 2015 primarily due to favorable volume and industrial efficiencies. Operating margin increased 1.7 p.p. to 6.1%, the highest third quarter margin ever reported in the segment’s history, confirming the positive contribution of a well-balanced portfolio of engine applications.

Financial Services’ revenues totaled $386 million in the third quarter of 2016, a 1.0% decrease compared to the third quarter of 2015 (down 2.9% on a constant currency basis), due to a lower average portfolio and reduced interest spreads, partially offset by the positive impact of currency translation. In the third quarter of 2016, retail loan originations (including unconsolidated joint ventures) were $2.2 billion, flat compared to the third quarter of 2015. The managed portfolio (including unconsolidated joint ventures) of $24.8 billion as of September 30, 2016 (of which retail was 65% and wholesale 35%) was up $0.3 billion compared to September 30, 2015 (down $0.2 billion on a constant currency basis).

Net income was $77 million for the third quarter of 2016, a decrease of $17 million compared to the third quarter of 2015, primarily due to the lower average portfolio and the reduction in interest spreads.

2016 Outlook

CNH Industrial is confirming its 2016 guidance as follows:

•	Net sales of Industrial Activities between $23 billion and $24 billion, with an operating margin of Industrial Activities between 5.2% and 5.8%;

•	Net industrial debt at the end of 2016 between $2.0 billion and $2.3 billion (or $1.5 billion and $1.8 billion excluding the European Commission settlement of $0.5 billion).

2016 THIRD QUARTER RESULTS

About CNH Industrial

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Additional Information

Today, at 2:00 p.m. CET / 1:00 p.m. GMT / 9:00 a.m. EDT, management will hold a conference call to present 2016 third quarter and first nine months results to financial analysts and institutional investors. The call can be followed live online at: http://bit.ly/2deoEuE and a recording will be available later on the Company’s website (www.cnhindustrial.com). A presentation will be made available on the CNH Industrial website prior to the call.

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its results and allow management and investors to assess CNH Industrial’s operating trends, financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning presented in U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP measures has limitations and should not be considered as substitutes for measures of financial performance and financial position prepared in accordance with U.S. GAAP and/or EU-IFRS.

CNH Industrial non-GAAP financial measures are defined as follows:

•	Operating Profit under U.S. GAAP: Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating Profit of Financial Services is defined as revenues less selling, general and administrative expense, interest expenses and certain other operating expenses.

•	Trading Profit under EU-IFRS: Trading Profit is derived from financial information prepared in accordance with EU-IFRS and is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, non-controlling interests.

•	Operating Profit under EU-IFRS: Operating Profit under EU-IFRS is computed starting from Trading Profit under EU-IFRS plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

•	Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and exceptional items, after tax. In particular, exceptional items are specifically disclosed items that management believes are not reflective of on-going operational activities.

•	Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive.

2016 THIRD QUARTER RESULTS

•	Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

•	Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities.

•	Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

The tables attached to this press release provide reconciliations of the non-GAAP measures used in this press release to the most directly comparable GAAP measures.

Forward-looking statements

All statements other than statements of historical fact contained in this earning release including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the recently settled EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the evolution of our contractual relations with Kobelco Construction Machinery Co., Ltd. and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, possible effects of Brexit, political evolutions in Turkey, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2015, prepared in accordance with U.S. GAAP, the Company’s subsequently filed reports on Form 6-K, in the Company’s EU Annual Report at December 31, 2015, prepared in accordance with EU-IFRS and Semi-Annual Report for the period ended on June 30, 2016 prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

2016 THIRD QUARTER RESULTS

Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide in this earnings release are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our outlook is based upon assumptions relating to the factors described in the earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. We undertake no obligation to update or revise publicly our outlook or forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Contacts

Media Inquiries	Investor Relations

United Kingdom

Richard Gadeselli	Federico Donati
Tel: +44 207 7660 346	Tel: +44 207 7660 386

Laura Overall	Noah Weiss
Tel: +44 207 7660 338	Tel: +1 630 887 3745

Italy

Francesco Polsinelli
Tel: +39 335 1776091

Cristina Formica
Tel: +39 335 5762520

e-mail: mediarelations@cnhind.com
www.cnhindustrial.com

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations

For The Three Months Ended September 30, 2016 and 2015 and For the Nine Months Ended

September 30, 2016 and 2015

(Unaudited)

(U.S. GAAP)

($ million)	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Revenues
Net sales	5,461	5,549	16,987	17,808
Finance and interest income	288	301	887	960

TOTAL REVENUES	5,749	5,850	17,874	18,768
Costs and Expenses
Cost of goods sold	4,524	4,599	14,014	14,771
Selling, general and administrative expenses	546	565	1,687	1,758
Research and development expenses	211	207	619	622
Restructuring expenses	6	18	31	52
Interest expense(1)	273	258	743	824
Other, net(2)	131	286	951	498

TOTAL COSTS AND EXPENSES	5,691	5,933	18,045	18,525
INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	58	(83)	(171)	243
Income taxes	32	56	179	259
Equity in income of unconsolidated subsidiaries and affiliates(3)	13	11	5	33
NET INCOME (LOSS)	39	(128)	(345)	17
Net income (loss) attributable to noncontrolling interests	—	(4)	2	(5)
NET INCOME (LOSS) ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	39	(124)	(347)	22

(in $)
Earnings (loss) per share attributable to common shareholders
Basic	0.03	(0.09)	(0.25)	0.02
Diluted	0.03	(0.09)	(0.25)	0.02
Cash dividends declared per common share	—	—	0.148	0.216

Notes:

(1)	In the three and nine months ended September 30, 2016, Interest expense also includes the charge of $38 million related to the repurchase of a portion of the Case New Holland Industrial Inc. 7.875% Notes due 2017.
(2)	In the nine months ended September 30, 2016, Other, net also includes the exceptional non-tax deductible charge of $551 million recorded in the first-half of 2016 following the final settlement reached with the European Commission on the truck competition investigation. In the three and nine months ended September 30, 2015, Other, net also included the exceptional pre-tax charge of $150 million relating to the re-measurement of the net monetary assets of the Venezuelan subsidiary denominated in bolivar fuerte.
(3)	In the nine months ended September 30, 2016, Equity in income of unconsolidated subsidiaries and affiliates also includes a one-time $28 million negative impact incurred in the second quarter of 2016 by the joint venture Naveco Ltd due to its exit from a line of business.

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2015 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Operations represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets

As of September 30, 2016 and December 31, 2015

(Unaudited)

(U.S. GAAP)

($ million)	September 30, 2016	December 31, 2015(1)
Cash and cash equivalents	5,133	5,384
Restricted cash	740	927
Trade receivables, net	687	580
Financing receivables, net	18,638	19,001
Inventories, net	6,657	5,690
Property, plant and equipment, net	6,584	6,481
Investments in unconsolidated subsidiaries and affiliates	494	527
Equipment under operating leases	1,892	1,835
Goodwill	2,457	2,447
Other intangible assets, net	786	810
Deferred tax assets	1,022	1,250
Derivative assets	117	211
Other assets	1,866	1,534

TOTAL ASSETS	47,073	46,677
Debt	26,341	26,301
Trade payables	5,221	5,342
Deferred tax liabilities	75	334
Pension, postretirement and other postemployment benefits	2,216	2,282
Derivative liabilities	211	69
Other liabilities	8,522	7,488

Total Liabilities	42,586	41,816
Redeemable noncontrolling interest	22	18
Common shares, €0.01, par value; outstanding 1,361,622,742 common shares and 412,079,742 special voting shares at 09/30/2016; and outstanding 1,362,048,989 common shares and 413,249,206 special voting shares at 12/31/2015	25	25
Treasury stock, at cost; 1,286,869 shares at 09/30/2016 and 0 shares at 12/31/2015	(9)	—
Additional paid in capital	4,435	4,399
Retained earnings	1,695	2,241
Accumulated other comprehensive loss	(1,689)	(1,863)
Noncontrolling interests	8	41

Equity	4,465	4,843

TOTAL EQUITY AND LIABILITIES	47,073	46,677

Notes:

(1)	Certain amounts have been recast to conform to the current presentation of debt issuance costs in the balance sheet following the adoption of a new guidance effective January 1, 2016.

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2015 included in the Annual Report on Form 20-F. These Condensed Consolidated Balance Sheets represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Cash Flows

For The Nine Months Ended September 30, 2016 and 2015

(Unaudited)

(U.S. GAAP)

($ million)	Nine Months Ended September 30,
	2016	2015
Operating activities:
Net income (loss)	(345)	17
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	537	516
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	406	325
Loss from disposal of assets	2	6
Loss on repurchase of notes	38	—
Undistributed income of unconsolidated subsidiaries	52	27
Other non-cash items	172	283
Changes in operating assets and liabilities:
Provisions	500	(82)
Deferred income taxes	14	37
Trade and financing receivables related to sales, net	367	603
Inventories, net	(754)	(657)
Trade payables	(173)	(154)
Other assets and liabilities	304	108

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,120	1,029

Investing activities:
Additions to retail receivables	(2,747)	(3,171)
Collections of retail receivables	3,287	3,561
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	8	3
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	429	511
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(290)	(375)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(1,091)	(1,315)
Other	(42)	317

NET CASH USED IN INVESTING ACTIVITIES	(446)	(469)

Financing activities:
Proceeds from long-term debt	8,778	5,368
Payments of long-term debt	(9,146)	(6,889)
Net increase (decrease) in other financial liabilities	(451)	420
Dividends paid	(205)	(294)
Other	(58)	17

NET CASH USED IN FINANCING ACTIVITIES	(1,082)	(1,378)

Effect of foreign exchange rate changes on cash and cash equivalents	157	(628)

DECREASE IN CASH AND CASH EQUIVALENTS	(251)	(1,446)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,384	5,163

CASH AND CASH EQUIVALENTS, END OF PERIOD	5,133	3,717

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2015 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Cash Flows represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations

For The Three Months Ended September 30, 2016 and 2015 and For The Nine Months Ended

September 30, 2016 and 2015

(Unaudited)

(U.S. GAAP)

	Industrial Activities				Financial Services
	Three Months Ended September 30,		Nine Months Ended September 30,		Three Months Ended September 30,		Nine Months Ended September 30,
($ million)	2016	2015	2016	2015	2016	2015	2016	2015
Revenues
Net sales	5,461	5,549	16,987	17,808	—	—	—	—
Finance and interest income	39	32	103	162	386	390	1,173	1,226

TOTAL REVENUES	5,500	5,581	17,090	17,970	386	390	1,173	1,226
Costs and Expenses
Cost of goods sold	4,524	4,599	14,014	14,771	—	—	—	—
Selling, general and administrative expenses	478	498	1,475	1,546	68	67	212	212
Research and development expenses	211	207	619	622	—	—	—	—
Restructuring expenses	6	18	30	51	—	—	1	1
Interest expense	192	152	494	501	132	141	390	448
Interest compensation to Financial Services	84	83	245	229	—	—	—	—
Other, net	60	234	741	398	73	55	213	174

TOTAL COSTS AND EXPENSES	5,555	5,791	17,618	18,118	273	263	816	835
INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	(55)	(210)	(528)	(148)	113	127	357	391
Income taxes	(10)	18	54	130	42	38	125	129
Equity in income of unconsolidated subsidiaries and affiliates	7	6	(14)	18	6	5	19	15
Results from intersegment investments	77	94	251	277	—	—	—	—
NET INCOME (LOSS)	39	(128)	(345)	17	77	94	251	277

These Supplemental Statements of Operations are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Balance Sheets

As of September 30, 2016 and December 31, 2015

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	September 30, 2016	December 31, 2015(1)	September 30, 2016	December 31, 2015(1)
Cash and cash equivalents	4,632	4,551	501	833
Restricted cash	—	15	740	912
Trade receivables, net	658	555	58	52
Financing receivables, net	1,786	2,162	19,744	19,974
Inventories, net	6,464	5,513	193	177
Property, plant and equipment, net	6,582	6,479	2	2
Investments in unconsolidated subsidiaries and affiliates	2,938	2,846	157	136
Equipment under operating leases	12	10	1,880	1,825
Goodwill	2,303	2,295	154	152
Other intangible assets, net	772	793	14	17
Deferred tax assets	1,132	1,087	190	163
Derivative assets	115	205	6	6
Other assets	1,635	1,271	411	490

TOTAL ASSETS	29,029	27,782	24,050	24,739
Debt	8,937	8,260	20,295	21,176
Trade payables	5,110	5,176	143	197
Deferred tax liabilities	74	60	300	274
Pension, postretirement and other postemployment benefits	2,185	2,263	31	19
Derivative liabilities	205	62	10	7
Other liabilities	8,031	7,100	670	611

Total Liabilities	24,542	22,921	21,449	22,284
Redeemable noncontrolling interest	22	18	—	—
Equity	4,465	4,843	2,601	2,455

TOTAL EQUITY AND LIABILITIES	29,029	27,782	24,050	24,739

Notes:

(1)	Certain amounts have been recast to conform to the current presentation of debt issuance costs in the balance sheet following the adoption of a new guidance effective January 1, 2016.

These Supplemental Balance Sheets are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Statements of Cash Flows

For The Nine Months Ended September 30, 2016 and 2015

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	Nine Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Operating activities:
Net income (loss)	(345)	17	251	277
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	533	512	4	4
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	215	173	191	152
Loss from disposal of assets	2	6	—	—
Loss on repurchase of notes	38	—	—	—
Undistributed income (loss) of unconsolidated subsidiaries	62	(103)	(19)	(12)
Other non-cash items	83	196	89	87
Changes in operating assets and liabilities:
Provisions	501	(93)	(1)	11
Deferred income taxes	(4)	13	18	24
Trade and financing receivables related to sales, net	(61)	101	428	529
Inventories, net	(740)	(618)	(14)	(39)
Trade payables	(114)	(139)	(59)	(45)
Other assets and liabilities	161	(204)	143	315

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	331	(139)	1,031	1,303

Investing activities:
Additions to retail receivables	—	—	(2,747)	(3,171)
Collections of retail receivables	—	—	3,287	3,561
Proceeds from the sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	8	3	—	—
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	169	218	260	293
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(290)	(375)	—	—
Expenditures for assets under operating leases and assets sold under buy-back commitments	(600)	(597)	(491)	(718)
Other	496	1,766	(538)	(1,491)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(217)	1,015	(229)	(1,526)

Financing activities:
Proceeds from long-term debt	1,705	452	7,072	4,916
Payments of long-term debt	(1,291)	(2,076)	(7,854)	(4,813)
Net increase (decrease) in other financial liabilities	(299)	167	(152)	253
Dividends paid	(205)	(294)	(242)	(135)
Other	(58)	17	—	42

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(148)	(1,734)	(1,176)	263

Effect of foreign exchange rate changes on cash and cash equivalents	115	(471)	42	(157)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	81	(1,329)	(332)	(117)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,551	4,122	833	1,041

CASH AND CASH EQUIVALENTS, END OF PERIOD	4,632	2,793	501	924

These Supplemental Statements of Cash Flows are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Operating Profit (loss) to Net Income (loss) under U.S. GAAP ($ million)

Nine Months Ended September 30,			Three Months Ended September 30,
2016	2015		2016	2015
998	1,039	Total Operating Profit	278	288
31	52	Restructuring expenses	6	18
392	341	Interest expenses of Industrial Activities, net of interest income and eliminations(1)	153	118
(746)	(403)	Other, net(2)	(61)	(235)
(171)	243	Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	58	(83)
179	259	Income taxes	32	56
5	33	Equity in income of unconsolidated subsidiaries and affiliates	13	11
(345)	17	Net income (loss)	39	(128)

(1)	In the three and nine months ended September 30, 2016, this item also includes the charge of $38 million related to the repurchase of a portion of the Case New Holland Industrial Inc. 7.875% Notes due 2017.
(2)	In the nine months ended September 30, 2016, this item also includes the exceptional non-tax deductible charge of $551 million recorded in the first-half of 2016 following the final settlement reached with the European Commission on the truck competition investigation. In the three and nine months ended September 30, 2015, this item also included the exceptional pre-tax charge of $150 million relating to the re-measurement of the net monetary assets of the Venezuelan subsidiary denominated in bolivar fuerte.

CNH INDUSTRIAL

Net debt under U.S. GAAP ($ million)

	Consolidated		Industrial Activities		Financial Activities
	September 30, 2016	December 31, 2015(1)	September 30, 2016	December 31, 2015(1)	September 30, 2016	December 31, 2015(1)
Third party debt	26,341	26,301	7,661	7,214	18,680	19,087
Intersegment notes payable	—	—	1,276	1,046	1,615	2,089
Total Debt(2)	26,341	26,301	8,937	8,260	20,295	21,176
Less:
Cash and cash equivalents	5,133	5,384	4,632	4,551	501	833
Restricted cash	740	927	—	15	740	912
Intersegment notes receivable	—	—	1,615	2,089	1,276	1,046
Derivatives hedging debt	17	27	17	27	—	—
Net debt (cash)(3)	20,451	19,963	2,673	1,578	17,778	18,385

(1)	Certain amounts have been recast to conform to the current presentation of debt issuance costs in the balance sheet following the adoption of a new guidance effective January 1, 2016. The impact was $87 million on consolidated Net debt, of which $44 million related to Industrial Activities and $43 million related to Financial Services.
(2)	Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,276 million and $1,046 million at September 30, 2016 and December 31, 2015, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,615 million and $2,089 million at September 30, 2016 and December 31, 2015, respectively.
(3)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $339 million and $1,043 million as of September 30, 2016 and December 31, 2015, respectively.

CNH INDUSTRIAL

Available liquidity under U.S. GAAP ($ million)

	September 30, 2016	June 30, 2016	December 31, 2015
Cash and cash equivalents	5,133	4,882	5,384
Restricted cash	740	934	927
Undrawn committed facilities	3,011	2,987	2,995
Available liquidity	8,884	8,803	9,306

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Change in Net Industrial Debt under U.S. GAAP ($ million)

Nine Months Ended September 30,				Three Months Ended September 30,
2016		2015(1)		2016	2015(1)
(1,578	)(1)	(2,628)	Net industrial (debt)/cash at beginning of period	(2,135)	(2,963)
(345)		17	Net income (loss)	39	(128)
533		512	Amortization and depreciation(2)	178	166
38		—	Loss on repurchase of notes	38	—
654		41	Changes in provisions and similar(3)	4	157
(989)		(1,086)	Change in working capital	(505)	(459)
(290)		(374)	Investments in property, plant and equipment, and intangible assets(2)	(118)	(150)
(100)		(105)	Other changes	(115)	(103)
(499)		(995)	Net industrial cash flow	(479)	(517)
(219)		(277)	Capital increases and dividends(4)	(1)	—
(377)		511	Currency translation differences and other(5)	(58)	91
(1,095)		(761)	Change in Net industrial debt	(538)	(426)
(2,673)		(3,389)	Net industrial (debt)/cash at end of period	(2,673)	(3,389)

(1)	Certain amounts have been recast to conform to the current presentation of debt issuance costs in the balance sheet following the adoption of a new guidance effective January 1, 2016.
(2)	Excluding assets sold under buy-back commitments and assets under operating leases.
(3)	This item also includes changes in items related to assets sold under buy-back commitments, and assets under operating leases. In the nine months ended September 30, 2016, this item also includes the exceptional non-tax deductible charge of $551 million recorded in the first-half of 2016 following the final settlement reached with the European Commission on the truck competition investigation.
(4)	This item also includes share buy-back transactions.
(5)	This item also includes the charge of $38 million related to the repurchase of a portion of the Case New Holland Industrial Inc. 7.875% Notes due 2017.

CNH INDUSTRIAL

Adjusted net income (loss) and Adjusted diluted EPS under U.S.GAAP

($ million, except per share data)

Nine Months Ended September 30,			Three Months Ended September 30,
2016	2015		2016	2015
(345)	17	Net income (loss)	39	(128)
31	52	Restructuring expenses	6	18
—	150	Venezuelan re-measurement	—	150
551	—	EC settlement	—	—
38	—	Loss on repurchase of notes	38	—
28	—	Chinese JV charge for exiting a line of business	—	—
(18)	(7)	Tax impact on adjustments	(15)	(2)
285	212	Adjusted net income	68	38
283	214	Adjusted net income attributable to CNH Industrial N.V.	68	39
1,364	1,363	Weighted average shares outstanding – diluted (million)	1,364	1,364
0.21	0.16	Adjusted diluted EPS ($)	0.05	0.03

CNH INDUSTRIAL N.V.

Condensed Consolidated Income Statement

For The Three Months Ended September 30, 2016 and 2015 and For the Nine Months Ended

September 30, 2016 and 2015

(Unaudited)

(EU-IFRS)

	Three Months Ended September 30,		Nine Months Ended September 30,
($ million)	2016	2015	2016	2015
Net revenues	5,836	5,968	18,197	19,095
Cost of sales	4,824	4,923	14,966	15,740
Selling, general and administrative costs	515	537	1,588	1,666
Research and development costs	255	223	725	638
Other income/(expenses)	(14)	(18)	(52)	(60)
TRADING PROFIT/(LOSS)	228	267	866	991
Gains/(losses) on the disposal of investments	—	—	—	—
Restructuring costs	6	16	31	48
Other unusual income/(expenses)(1)	(6)	(30)	(560)	(41)
OPERATING PROFIT/(LOSS)	216	221	275	902
Financial income/(expenses)(2)	(178)	(296)	(483)	(608)
Result from investments(3):	14	12	(5)	38
Share of the profit/(loss) of investees accounted for using the equity method	14	12	(5)	40
Other income/(expenses) from investments	—	—	—	(2)
PROFIT/(LOSS) BEFORE TAXES	52	(63)	(213)	332
Income taxes	42	49	184	237
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	10	(112)	(397)	95
PROFIT/(LOSS) FOR THE PERIOD	10	(112)	(397)	95

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent	11	(108)	(399)	98
Non-controlling interests	(1)	(4)	2	(3)

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.01	(0.08)	(0.29)	0.07
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.01	(0.08)	(0.29)	0.07

Notes:

(1)	In the nine months ended September 30, 2016, Other unusual income/(expenses) also includes the exceptional non-tax deductible charge of $551 million recorded in the first-half of 2016 following the final settlement reached with the European Commission on the truck competition investigation.
(2)	In the three and nine months ended September 30, 2016, Financial income/(expenses) also includes the charge of $38 million related to the repurchase of a portion of the Case New Holland Industrial Inc. 7.875% Notes due 2017. In the three and nine months ended September 30, 2015, Financial income/(expenses) also included the exceptional pre-tax charge of $150 million relating to the re-measurement of the net monetary assets of the Venezuelan subsidiary denominated in bolivar fuerte.
(3)	In the nine months ended September 30, 2016, Result from investments also includes a one-time $42 million negative impact incurred in the second quarter of 2016 by the joint venture Naveco Ltd due to its exit from a line of business.

This Condensed Consolidated Income Statement should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2015 included in the EU Annual Report. This Condensed Consolidated Income Statement represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Financial Position

As of September 30, 2016 and December 31, 2015

(Unaudited)

(EU-IFRS)

($ million)	September 30, 2016	December 31, 2015
ASSETS
Intangible assets	5,652	5,680
Property, plant and equipment	6,466	6,371
Investments and other financial assets:	560	601
Investments accounted for using the equity method	512	560
Other investments and financial assets	48	41
Leased assets	1,892	1,835
Defined benefit plan assets	7	6
Deferred tax assets	1,044	1,256

Total Non-current assets	15,621	15,749
Inventories	6,778	5,800
Trade receivables	687	580
Receivables from financing activities	18,638	19,001
Current tax receivables	437	371
Other current assets	1,307	1,017
Current financial assets:	138	265
Current securities	21	54
Other financial assets	117	211
Cash and cash equivalents	5,873	6,311

Total Current assets	33,858	33,345
Assets held for sale	20	23

TOTAL ASSETS	49,499	49,117
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	6,788	7,170
Non-controlling interests	14	47

Total Equity	6,802	7,217
Provisions:	6,154	5,589
Employee benefits	2,431	2,494
Other provisions	3,723	3,095
Debt:	26,500	26,458
Asset-backed financing	11,905	12,999
Other debt	14,595	13,459
Other financial liabilities	211	69
Trade payables	5,221	5,342
Current tax payables	198	126
Deferred tax liabilities	177	409
Other current liabilities	4,236	3,907
Liabilities held for sale	—	—

Total Liabilities	42,697	41,900

TOTAL EQUITY AND LIABILITIES	49,499	49,117

This Condensed Consolidated Statement of Financial Position should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2015 included in the EU Annual Report. This Condensed Consolidated Statement of Financial Position represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Cash Flows

For The Nine Months Ended September 30, 2016 and 2015

(Unaudited)

(EU-IFRS)

	Nine Months Ended September 30,
($ million)	2016	2015
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,311	6,141
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period	(397)	95
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)	893	841
Loss on disposal of non-current assets (net of vehicles sold under buy-back commitments)	1	6
Loss on repurchase of notes	38	—
Other non-cash items	134	233
Dividends received	57	61
Change in provisions	459	(146)
Change in deferred income taxes	38	47
Change in items due to buy-back commitments(1)	98	75
Change in operating lease items(2)	(52)	(316)
Change in working capital	(1,185)	(718)

TOTAL	84	178
C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)	(561)	(704)
Consolidated subsidiaries and other equity investments	5	(5)
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)	8	(3)
Net change in receivables from financing activities	871	902
Change in current securities	33	—
Other changes	(145)	199

TOTAL	211	389
D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued	1,714	600
Repayment of bonds	(751)	(1,126)
Issuance of other medium-term borrowings (net of repayment)	(17)	(476)
Net change in other financial payables and other financial assets/liabilities	(1,569)	(266)
Capital increase	—	17
Dividends paid	(205)	(294)
Purchase of treasury shares	(14)	—
Purchase of ownership interests in subsidiaries	(44)	—

TOTAL	(886)	(1,545)
Translation exchange differences	153	(664)

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(438)	(1,642)
F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	5,873	4,499

(1)	Cash flows generated by the sale of vehicles under buy-back commitments, net of the amounts included in Profit/(loss) for the period, are included under operating activities in a single line item which includes changes in working capital, capital expenditures, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.
(2)	Cash flows generated during the period by operating lease arrangements are included in operating activities in a single line item which includes capital expenditures, depreciation, impairment losses and changes in inventories.

These Condensed Consolidated Statement of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2015 included in the EU Annual Report. This Condensed Consolidated Statement of Cash Flows represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Revenues by Segment under EU-IFRS ($ million)

Nine Months Ended September 30,				Three Months Ended September 30,
2016	2015	% change		2016	2015	% change
7,291	8,043	-9.3	Agricultural Equipment	2,359	2,431	-3.0
1,726	1,933	-10.7	Construction Equipment	595	591	0.7
6,896	6,860	0.5	Commercial Vehicles	2,150	2,238	-3.9
2,760	2,656	3.9	Powertrain	851	803	6.0
(1,539)	(1,512)	—	Eliminations and other	(457)	(462)	—

17,134	17,980	-4.7	Total of Industrial Activities	5,498	5,601	-1.8
1,412	1,450	-2.6	Financial Services	462	465	-0.6
(349)	(335)	—	Eliminations and other	(124)	(98)	—

18,197	19,095	-4.7	Total	5,836	5,968	-2.2

CNH INDUSTRIAL

Trading profit/(loss)(1) by Segment under EU-IFRS ($ million)

Nine Months Ended September 30,				Three Months Ended September 30,
2016	2015	Change		2016	2015	Change
322	434	-112	Agricultural Equipment	75	66	9
(26)	38	-64	Construction Equipment	(17)	23	-40
130	79	51	Commercial Vehicles	37	45	-8
155	105	50	Powertrain	45	27	18
(74)	(57)	-17	Eliminations and other	(26)	(21)	-5

507	599	-92	Total of Industrial Activities	114	140	-26
359	392	-33	Financial Services	114	127	-13
—	—	—	Eliminations and other	—	—	—

866	991	-125	Total	228	267	-39

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL

Key Balance Sheet data under EU-IFRS ($ million)

	September 30, 2016	June 30, 2016	December 31, 2015
Total Assets	49,499	49,827	49,117
Total Equity	6,802	6,796	7,217
Equity attributable to CNH Industrial N.V.	6,788	6,778	7,170
Net debt(1)	(20,700)	(20,653)	(19,951)
Of which Net industrial debt(1)	(2,875)	(2,282)	(1,570)

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Net income reconciliation U.S. GAAP to EU-IFRS ($ million)

Nine Months Ended September 30,			Three Months Ended September 30,
2016	2015		2016	2015
(345)	17	Net income (loss) in accordance with U.S. GAAP	39	(128)
		Adjustments to conform with EU-IFRS:
(91)	2	Development costs	(37)	(7)
6	6	Goodwill and other intangible assets	2	2
48	33	Defined benefit plans	10	11
—	4	Restructuring provisions	—	2
(10)	11	Other adjustments	6	1
18	(12)	Tax impact on adjustments	15	2
(23)	34	Deferred tax assets and tax contingencies recognition	(25)	5
(52)	78	Total adjustments	(29)	16
(397)	95	Profit (loss) in accordance with EU-IFRS	10	(112)

CNH INDUSTRIAL

Total Equity reconciliation U.S. GAAP to EU-IFRS ($ million)

	September 30, 2016	December 31, 2015
Total Equity under U.S. GAAP	4,465	4,843
Adjustments to conform with EU-IFRS:
Development costs	2,517	2,536
Goodwill and other intangible assets	(108)	(113)
Defined benefit plans	(26)	—
Restructuring provisions	(5)	(5)
Other adjustments	(5)	2
Tax impact on adjustments	(721)	(729)
Deferred tax assets and tax contingencies recognition	685	683
Total adjustments	2,337	2,374
Total Equity under EU-IFRS	6,802	7,217

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Nine Months Ended September 30, 2016		At December 31, 2015	Nine Months Ended September 30, 2015
	Average	At September 30		Average	At September 30
Euro	0.896	0.896	0.919	0.898	0.893
Pound sterling	0.719	0.771	0.674	0.653	0.659
Swiss franc	0.980	0.974	0.995	0.953	0.974
Polish zloty	3.904	3.870	3.917	3.731	3.789
Brazilian real	3.545	3.244	3.960	3.164	4.000
Canadian dollar	1.321	1.316	1.388	1.260	1.342
Argentine peso	14.520	15.300	12.984	8.966	9.420
Turkish lira	2.935	3.008	2.918	2.666	3.026